Exhibit 99.1

Cenovus plans to accelerate oil projects

500,000 bbls/d of net oil production expected in a decade

CALGARY, Alberta (June 6, 2011) – Cenovus Energy Inc. (TSX, NYSE: CVE) is advancing development of its vast oil assets and bringing forward the value of its resource for shareholders. The company has approved a 2011 strategic plan that builds upon its original strategy created in 2010 and establishes new timelines and significant oil production increases for the next decade.

The plan targets:

•                  total oil production of about 500,000 barrels per day (bbls/d) net by the end of 2021

•                  oil sands production of more than 400,000 bbls/d net by the end of 2021, about six times greater than current oil sands production

•                  conventional oil production of 120,000 bbls/d to 130,000 bbls/d by the end of 2016, nearly double current production of about 70,000 bbls/d

•                  a new oil sands project phase expected on stream every 12 to 18 months

•                  an increase in total production capacity at Foster Creek to between 270,000 and 290,000 bbls/d gross, through increased production capacity at phases F, G and H and future phases

•                  drilling about 450 stratigraphic (strat) wells per year for the next five years to prepare for the development of oil sands opportunities

•                  doubling of net asset value in the 2010 to 2015 timeframe

“Based on the strong performance delivered by our teams over the past year, we believe we can bring on substantially more oil production earlier than initially planned,” said Brian Ferguson, President & Chief Executive Officer of Cenovus. “We plan to expand current conventional oil and oil sands opportunities and bring on new projects. Our industry-leading oil sands capital efficiencies and low operating costs will help us achieve even greater total shareholder return.”

The company expects to be producing 500,000 bbls/d net oil production by the end of 2021; with more than 400,000 bbls/d from its oil sands operations. Foster Creek and Christina Lake are expected to contribute about two-thirds of that oil sands production. The company now expects to reach approximately 350,000 bbls/d of oil sands production by the end of 2019, compared with the 300,000 bbls/d milestone it had set in its 2010 strategic plan. To achieve its production growth, Cenovus is working to have 400,000 bbls/d to 500,000 bbls/d net of oil sands projects approved by regulators by 2015.

The strong resource base at Foster Creek has prompted the company to increase expected total gross production capacity to between 270,000 bbls/d and 290,000 bbls/d, from the previous expectation of 235,000 bbls/d gross. Foster Creek phases F, G and H are now each planned to have production capacity of 35,000 bbls/d, which is 5,000 bbls/d more than initially anticipated at each phase. Cenovus is also moving up the anticipated timelines for first production from phases G and H as well as future phases. Steaming at Christina Lake phase C is underway, about six weeks ahead of schedule. Construction of phase D is more than half complete and is three to six months ahead of schedule. Cenovus is assessing whether it will be able to increase the production capacity of future phases at Christina Lake and accelerate the timing of those projects. The Narrows Lake project is still expected to begin producing in 2016 and Grand Rapids in 2017. Foster Creek, Christina Lake and Narrows Lake are jointly owned with ConocoPhillips and project timing is subject to partner approval.

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“We’re able to proceed with our growth plans thanks to our strong balance sheet and our anticipated cash flow being well in excess of what’s needed for approved projects,” Ferguson said. “We’re continuing down the path created by our strategic plan last year - just moving a little faster.”

Cenovus remains committed to bringing forward value from oil sands holdings not currently included in near-term development plans by entering into a strategic transaction by the end of 2011. This could include a potential partnership, farm out, swap or divestiture. Companies from around the world have shown interest in this opportunity and Cenovus is assessing which potential transaction would provide the best value for the company.

Capital investment will be focused on growing the company’s oil assets with a total average annual investment of about $3.0 billion to $3.5 billion planned over the next decade. Cenovus is committed to maintaining its cost-efficient manufacturing approach with all its oil sands expansions, allowing it to implement improvements with each new phase and deliver expansions on time and on budget. The company expects to continue achieving industry-leading low steam to oil ratios (SORs) and capital efficiencies of between $22,000 and $23,000 per flowing barrel at Christina Lake phases C, D and E and between $25,000 and $28,000 per flowing barrel at Foster Creek phases F, G and H. There is considerable flexibility built into Cenovus’s capital plan since most of the investment is discretionary with only $1.1 billion of the 2012 plan considered to be committed capital needed to maintain current operations and construct currently approved oil sands expansions. Cenovus anticipates an average of $0.8 billion to $1.0 billion in committed capital for each of the remaining years of the next decade.

Cenovus plans to take a balanced approach to its use of cash flow in excess of committed capital. A priority is expected to be placed on using excess cash flow to grow the dividend after 2011. Organic growth opportunities will be funded with the balance of free cash flow and the prudent use of balance sheet capacity. If necessary, additional debt financing will be used to support capital investment for the first half of the 10-year plan. The company is committed to maintaining strong investment grade status and anticipates its debt to capitalization and debt to adjusted EBITDA ratios will track to the low end of its targeted ranges.

While the bulk of Cenovus’s future growth will be in the oil sands, the company also expects significant near-term growth in conventional oil production. The strategic plan anticipates oil production from operations such as Pelican Lake, Weyburn, southern Alberta, Saskatchewan Bakken and Lower Shaunavon will increase to between 120,000 bbls/d and 130,000 bbls/d by the end of 2016 from about 70,000 bbls/d currently. Additionally, the company plans to assess the potential of new oil projects on its existing properties and new regions, especially tight oil opportunities.

Cenovus will continue to steward its natural gas operations as financial assets that contribute significantly to its oil growth projects. Over the next decade, the managed decline of natural gas production, combined with expected production increases from oil properties, should result in an even greater percentage of cash flow coming from oil operations. Natural gas is expected to provide only 5% of the company’s operating cash flow in 2021 compared with about 20% in 2011. Cenovus plans to continue to protect its cash flow and capital program by hedging as much as 75% of its natural gas production although the company expects to reduce the amount of oil it hedges in the coming years.

A key enabler for the company’s long-term plan is access to attractive markets for its heavy oil production. Heavy refining capacity will increase when the coker and refinery expansion (CORE) project at the company’s Wood River Refinery is complete, expected later this year. However, Cenovus’s oil sands growth plans will eventually result in more heavy production than the company has the capacity to refine at its two U.S. refineries, both jointly owned with ConocoPhillips. Over the coming years, Cenovus will look at opportunities to protect a greater percentage of its future heavy volumes from the light-heavy differential.

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Cenovus expects to maintain industry-leading low operating costs at its oil sands projects and remains committed to the goal of doubling its net asset value between 2010 and 2015. It plans to accomplish this by growing production internally with no acquisitions required. The company also plans to continue developing innovative techniques to improve recovery and unlock development opportunities on its expansive oil sands resource.

“We are fostering a culture at Cenovus that encourages innovative thinking,” Ferguson said. “The technology modifications and breakthroughs being developed by our staff are expected to result in improved project economics, more resources being placed in the contingent category and a reduced impact on the environment.”

The company will maintain its goal of commercializing at least one new research and development (R&D) technology every year and plans to continue to have more than 60 projects in various stages at all times. Cenovus has 10 field pilots underway or planned to help understand recovery schemes and demonstrate commercial potential. Technology development at Cenovus will continue to focus on increasing recovery factors while enhancing environmental performance, with three-quarters of current R&D projects offering potential environmental benefits.

NOTE: Between 2012 and 2021, Cenovus’s strategic plan assumes WTI oil prices that range from US$85.00/bbl to US$105.00/bbl, NYMEX natural gas prices that range from US$4.00/Mcf to US$6.00/Mcf and a Chicago 3-2-1 crack spread of US$9.00/bbl.

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Oil sands project schedule
Project phase	Expected cumulative gross production capacity (bbls/d)	Regulatory application submissions[2]	First production target[1,2,3]
Foster Creek[4]
A-E5	120,000	Q1 1999	Q1 2002
F5	155,000 (previously 150,000)	Q2 2009	2014
G5	190,000 (previously 180,000)	Q2 2009	2015 (previously 2016)
H5	225,000 (previously 210,000)	Q2 2009	2016 (previously 2017)
Future phases	~270,000 to 290,000 (previously ~235,000)	2013	2017 (previously 2019)
Christina Lake[4]
A-B5	18,000	Q3 1998	Q4 2002
C5	58,000	Q3 2007	Q3 2011
D5	98,000	Q3 2007	Q1 2013 (previously Q2 2013)
E5	138,000	Q4 2009	2014
F5	178,000	Q4 2009	2016
G5	218,000	Q4 2009	2017
H	~258,000	2013	2019
Narrows Lake[4]
A-C	130,000	Q2 2010	2016
Grand Rapids
A-C	180,000	Q4 2011	2017
[1] Timelines are subject to regulatory and partner approvals

[2] Future dates are company forecasts

[3] There is an anticipated ramp up period of approximately 1.5 years following first production

[4] Properties 50% owned by ConocoPhillips

[5] Approved by regulator

Conventional oil & NGLs production
Project	2011 Q1 (bbls/d)	2016 forecast (bbls/d)
Pelican Lake	21,360	55,000
Saskatchewan	20,251	30,000 – 35,000
Southern Alberta	28,916	35,000 – 40,000
TOTAL	70,527	120,000 – 130,000

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Conference call today

9:00 a.m. Mountain Time (11:00 a.m. Eastern Time)

Cenovus will host a conference call today, June 6, 2011, starting at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial 1-888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. Accompanying slides will be made available on www.cenovus.com prior to the call. An archived recording of the call will be available from approximately 2:00 p.m. MT on June 6, 2011, until midnight June 13, 2011, by dialing 800-642-1687 or 416-849-0833 and entering conference passcode 71341975. A live audio webcast of the conference call will also be available via www.cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

NON-GAAP MEASURES

This news release contains references to non-GAAP measures as follows:

•                Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes and realized gains or losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company’s assets and improves the comparability of Cenovus’s underlying financial performance between periods.

•                Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital from continuing operations, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus’s interim consolidated financial statements.

•                Free cash flow is defined as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•                Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward the company’s overall debt position as measures of the company’s overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion, excluding any amounts with respect to the partnership contribution payable and receivable. Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Adjusted EBITDA is defined as adjusted earnings before interest income, finance costs, income taxes, depreciation, depletion and amortization, unrealized gain or loss on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus’s most recent Management’s Discussion & Analysis (MD&A) available at www.cenovus.com.

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this news release is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast”, “target”, “project”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “outlook”, “potential”, “may” or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projected future value or net asset value, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, anticipated finding and development costs, expected reserves and contingent and prospective resources estimates, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, forecasted commodity prices, future use and development of technology and projected increasing shareholder value.

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Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in our current guidance, available at www.cenovus.com; our projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and our access to various sources of capital; accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access external sources of debt and equity capital; success of hedging strategies; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; the ability of us and ConocoPhillips to maintain our relationship and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining of crude oil into petroleum and chemical products at two refineries; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in Alberta’s regulatory framework, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in our most recent Annual Information Form / Form 40-F available at www.cenovus.com. Readers should also refer to “Risk Management” in our current MD&A and to the risk factors described in other documents we file from time to time with securities regulatory authorities, available at www.sedar.com, www.sec.gov and www.cenovus.com.

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Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $30 billion. For more information, visit www.cenovus.com.

Cenovus Contacts

Investors: Susan Grey Director, Investor Relations 403-766-4751	Media: Rhona DelFrari Manager, Media Relations 403-766-4740

Bill Stait Analyst, Investor Relations 403-766-6348

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